

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 8, 2017

Victor G. Carrillo
Chief Executive Officer
Zion Oil & Gas, Inc.
12655 North Central Expressway, Suite 1000
Dallas, TX 75243

      Re: Zion Oil & Gas, Inc.
              Registration Statement on Form S-3
              Filed February 23, 2017
              File No. 333-216191

Dear Mr. Carrillo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

                            Sincerely,

                            /s/ Kevin M. Dougherty *for*

                            H. Roger Schwall
                            Assistant Director
                            Office of Natural Resources